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                                                                   EXHIBIT 99.2


[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE


                          CAMPBELL RESOURCES EXITS CCAA
                 AND PROVIDES AN UPDATE ON THE COPPER RAND MINE


MONTREAL, FEBRUARY 28, 2007 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces that the Monitor has, as of February 27, 2007, presented a Certificate of Execution with respect to the Plan of Arrangement of Campbell Resources Inc. confirming that it has executed all of its obligations pursuant to its Plan of Arrangement with its creditors.

Campbell Resources has also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GeoNova Explorations Inc.

Campbell's subsidiaries MSV Resources Inc. ("MSV") and Meston Resources Inc. ("Meston") were granted an extension to March 31, 2007 of the initial order granted June 30, 2005 under the Companies' Creditors Arrangement Act (the "CCAA").

On February 27, 2007, MSV Resources Inc. closed the sale of its Eastmain Mine Property to Eastmain Resources Inc. The cash payment of $2.5 million due at closing has been remitted to the Monitor, and adds to an amount of $1.7 million in mining rights tax credits already remitted to the Monitor. MSV is further pursuing the completion of its obligations pursuant to its Plan of Arrangement.

Meston Resources Inc. completed one of the two tax transactions set out in its Plan of Arrangement which generated proceeds of $536,000 presently held by the Monitor. The second transaction did not materialize. However, Meston has executed a letter of intent with respect to a new transaction which it hopes to close in the next few months.

The Monitor has expressed his intention to petition the Court in the near future for leave to proceed with complete and final distributions to the creditors of Campbell Resources Inc. and GeoNova Explorations Inc. and with partial distribution to the creditors of MSV Resources Inc.

                 ----------------------------------------------

                         UPDATE ON THE COPPER RAND MINE

At the Copper Rand mine, rehabilitation work began less than 24 hours after a rock fall which occurred February 21, 2007 (press release February 22, 2007) in the main crosscut at level 4690. This drift is used as the main access to various ore draw points. Reinforcement of the ground supports in sectors neighbouring the rock fall is part of the rehabilitation work underway. Campbell expects to gradually resume production by Monday March 5th with normal operations to resume by March 19th.


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                                      -2-


Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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